UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the Third Quarter of 2025

The preliminary financial performance figures for Woori Financial Group for the quarter ended September 30, 2025, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2025	2Q 2025	% Change Increase (Decrease)	3Q 2024	% Change Increase (Decrease)
Revenue*	Specified Quarter	8,000,877	13,570,154	(41.04)	7,440,638	7.53
	Cumulative Basis	31,229,559	—	—	31,178,350	0.16
Operating Income	Specified Quarter	987,722	1,108,451	(10.89)	1,177,021	(16.08)
	Cumulative Basis	2,965,436	—	—	3,581,030	(17.19)
Income before	Specified Quarter	1,529,722	1,186,485	28.93	1,200,710	27.40
Income Tax Expense	Cumulative Basis	3,580,802	—	—	3,591,569	(0.30)
Net Income	Specified Quarter	1,291,996	939,743	37.48	916,978	40.90
	Cumulative Basis	2,886,295	—	—	2,717,398	6.22
Profit to the Equity Holders of the Parent Entity	Specified Quarter	1,244,431	935,328	33.05	904,371	37.60
	Cumulative Basis	2,796,450	—	—	2,659,867	5.13

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2025

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the quarter ended September 30, 2025, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2025	2Q 2025	% Change Decrease	3Q 2024	% Change Decrease
Revenue*	Specified Quarter	5,062,405	12,255,206	(58.69)	6,308,353	(19.75)
	Cumulative Basis	25,779,900	—	—	27,675,438	(6.85)
Operating Income	Specified Quarter	953,514	1,101,595	(13.44)	1,091,362	(12.63)
	Cumulative Basis	2,870,167	—	—	3,325,932	(13.70)
Income before	Specified Quarter	949,823	1,131,835	(16.08)	1,104,217	(13.98)
Income Tax Expense	Cumulative Basis	2,899,839	—	—	3,314,956	(12.52)
Net Income	Specified Quarter	736,024	916,702	(19.71)	851,824	(13.59)
	Cumulative Basis	2,287,944	—	—	2,530,641	(9.59)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	735,604	923,581	(20.35)	850,849	(13.54)
	Cumulative Basis	2,293,297	—	—	2,524,361	(9.15)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 29, 2025	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Deputy President